EXHIBIT 4.1

Option Terms
Applying to the
Stock Options with Subscription Rights to Ordinary Shares
for the SAP Stock Option Plan 2002

Preamble

Subject as is set forth in the resolution of the General Meeting of Shareholders and subject to the approval of the Supervisory Board, the General Meeting of Shareholders of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, Walldorf (SAP AG) of May 03, 2002 authorized the Executive Board to issue stock options for the SAP Stock Option Plan 2002 not later than April 30, 2007. The option terms applying to these stock options are as set forth below.

Article 1
General provisions

The stock options shall be represented by one or more global certificates. The global certificates shall bear the signatures of two members of the SAP AG Executive Board and that of the Chairperson of the SAP AG Supervisory Board, and a check signature. The global certificates shall be deposited with Clearstream Banking AG. Rights to the provision of individual certificates are excluded.

Article 2
Subscription rights

(1)	Subject as is set forth below, stock option holders shall have the right to subscribe for voting bearer SAP AG ordinary shares until the expiration of the five-year period defined in article 3 (1) below. Each stock option entitles its holder to purchase one SAP AG ordinary share, the consideration for which shall be the payment of the exercise price as detailed in article 5 below.

(2)	The new ordinary shares are eligible for dividends from the beginning of the first fiscal year for which no resolution of the General Meeting of Shareholders for the appropriation of retained earnings had been adopted before the time at which the subscription right was exercised.

(3)	The subscription rights are secured by the Contingent Capital approved by the SAP AG General Meeting of Shareholders on May 03, 2002. SAP AG as optioner is entitled, at SAP AG’s option, to satisfy the subscription right by issuing to the option holder treasury shares rather than new shares pursuant to the Contingent Capital and the option holder shall accept, at SAP AG’s option, treasury shares or new shares pursuant to the Contingent Capital in satisfaction of the option holder’s subscription right. To the extent option holders are management members or selected executives and other top performers of Group Companies, subscription rights may at SAP AG’s option also be satisfied by having shares in SAP AG transferred to the option holders by a credit institution acting under an agreement with SAP AG instead of by issuing to the option holders new shares pursuant to the Contingent Capital, and the option holder shall accept, at SAP AG’s option, shares in SAP AG transferred to the option holders by a credit institution instead of shares pursuant to the Contingent Capital or treasury shares in satisfaction of the option holder’s subscription right.

Article 3
Term, vesting periods, exercise times, exercise days

(1)	The term of the stock options shall be five years. They lapse five years after their Issue Date as defined herein. Irrespective of the time when the stock options are secured and posted to the securities account of their holders, the Issue Date shall be deemed to be and is defined as the day on which SAP AG or the credit institution acting for SAP AG accepts the option acceptance notice of the person who is entitled under SAP Stock Option Plan 2002.

(2)	Subscription rights do not vest and cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the Issue Date of that holder’s options. Each subscription right associated with a stock option is exercisable only in whole. Exercise of part of a subscription right is excluded.

(3)	Subscription rights cannot be exercised during the following periods: (i) between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive) and (ii) between March 16 in any year and the day of the SAP Annual General Meeting of Shareholders (inclusive). Further, subscription rights cannot be exercised during the period between the day SAP AG publishes, in one of the journals recognized by the Frankfurt stock exchange for that purpose, a subscription offer for new shares or bonds with conversion or subscription rights for SAP AG shares, until the last day of the subscription term, inclusive, provided that for the purposes of this provision an offer under the SAP Stock Option Plan 2002 or successor participation programs that excludes shareholder preemptive rights shall not be a subscription offer for new shares or bonds with conversion or subscription rights for SAP AG shares.

(4)	Within the permitted periods for subscription right exercised in accordance with (2) and (3), subscription rights can be exercised with effect on January 30, February 15, March 10, May 15, June 10, July 30, August 15, September 10, October 30, November 15, and December 10 (Exercise Days) in any year only. If the Exercise Day falls on a Saturday or Sunday, or on a public holiday at the domicile (registered office) of the issuing office, the Exercise Day shall be the next following bank business day at the domicile (registered office) of the issuing office.

Article 4
Exercise notice

(1)	To exercise their subscription right, option holders must submit an exercise notice using the form provided by SAP AG; the exercise notice may be submitted by fax or e-mail or intranet or comparable electronic communications system provided that the written original signed exercise notice required pursuant to the German Stock Corporation Act, section 198, is received in duplicate at the domicile (registered office) of the issuing office not later than 6 P.M. local time on the last bank business day before the Exercise Day. The option holder can authorize the issuing office to submit the exercise notice required pursuant to the German Stock Corporation Act, section 198, in his or her name.

(2)	Exercise notices must be received by the issuing office not later than 6 P.M. local time on the seventh calendar day prior to the Exercise Day. Exercise notices received after this deadline shall be disregarded and shall not take effect as exercise notices for the next available Exercise Day. If the seventh calendar day prior to the Exercise Day is not a bank business day at the domicile (registered office) of the issuing office, an exercise notice shall be deemed to have been received in good time if it is received not later than 6 P.M. on the next following bank business day at the domicile (registered office) of the issuing office. Following payment of the exercise price, the shares to be issued or to be transferred in satisfaction of the exercise of subscription rights shall be delivered by way of deposit credit in the Clearstream Banking AG clearing system or realized in favor of the option holder, as instructed in the exercise notice. The exercise price is payable to SAP AG on the Exercise Day.

(3)	The option holder can revoke his or her exercise notice in whole, subject to the following provisions. The revocation must be effected using a form provided by SAP AG, which may be submitted by fax or e-mail or intranet or comparable electronic communications system. The revocation notice must be received at the domicile (registered office) of the issuing office not later than 6 P.M. local time on the last bank business day before the Exercise Day. The revocation takes effect only if, on the last bank business day at the domicile (registered office) of the issuing office before the Exercise Day, the SAP AG ordinary share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) is 20% or more below the SAP AG ordinary share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) on the Comparator Day. The Comparator Day is the last day for effective receipt of the exercise notice under (2). If no closing auction price for the SAP AG ordinary share is determined in the Frankfurt stock exchange Xetra trading system (or its successor system) on that day, the Comparator Day shall be the last day on which a closing auction price is determined in the Frankfurt stock exchange Xetra trading system (or its successor system) for the SAP AG ordinary share before the last day for effective receipt of the exercise notice under (2).

(4)	If SAP AG satisfies subscription rights granted under the Stock Option Plan 2002 with treasury shares or if SAP AG instructs a credit institution to satisfy the subscription rights, the exercise notice shall be construed as being properly dischargeable in either or both of such manners, as the case may be.

(5)	The issuing office and the credit institution that may be instructed to satisfy subscription rights is Deutsche Bank Gruppe, Frankfurt am Main, Germany.

Article 5
Exercise price

(1)	The exercise price for one ordinary SAP AG share shall be 110% of the base price. The base price for any stock option shall be the arithmetic mean SAP share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the Issue Date of that stock option. These provisions notwithstanding, the exercise price shall be not less than the closing auction price on the day before the Issue Date.

(2)	If, during the term of the stock options, the capital stock of SAP AG is increased by the issue of new shares or the sale by SAP AG of its own shares, or bonds are issued carrying conversion rights or options for SAP AG shares, and holders of ordinary shares are granted preemptive rights, then the exercise price shall be reduced to reflect the ratio between the average price of the ordinary shareholders’ preemptive rights over all of the days on which the preemptive rights were traded on the Frankfurt stock exchange, and the SAP AG ordinary share closing price in the Frankfurt stock exchange Xetra trading system (or its successor system) on the last trading day before the exercise of the subscription rights. Such a reduction shall not be applied if the stock option holders are afforded subscription rights that are equivalent to the preemptive rights enjoyed by the ordinary shareholders.

(3)	These provisions notwithstanding, the minimum exercise price shall in all cases be the lowest issue price within the meaning of the German Stock Corporation Act, article 9 (1).

(4)	The exercise price is also subject to adjustment in the event of capital restructuring during the term of the stock option as follows:

If the SAP AG capital stock is increased from corporate funds by issuing new shares, the stock option holder’s entitlement to acquire new shares by exercising the subscription rights increases proportionately, and the exercise price per share reduces in the same proportion. If capital stock is increased from SAP AG’s reserves without issuing new shares (German Stock Corporation Act, section 207 (2) (sentence 2)) the subscription right under the stock options and the exercise price shall remain unchanged. If the SAP AG capital stock is reduced, a stock option holder’s entitlement to acquire new shares by exercising the subscription rights decreases proportionately, and the exercise price per share increases in the same proportion. The same provisions apply analogously in the event of a splitting or amalgamation of shares.

(5)	If an adjustment is made in accordance with these provisions, fractional shares shall not be issued to satisfy subscription rights; fractional entitlements shall be settled through payment of their cash equivalent once the fractional shares have been consolidated by the issuing office and sold on the best available terms for the benefit of the bond holders.

(6)	SAP AG shall notify the stock option holders as provided in article 8 (4) without delay of any adjustment made in accordance with the foregoing provisions.

Article 6
Nonnegotiability

(1)	Except in the case of death, the stock options are not negotiable. Holders of the associated subscription rights may only exercise those rights while they are employees of SAP AG or an SAP Group Company and termination notice has not been served with respect to their employment. Notwithstanding the foregoing provision, holders of subscription rights that have vested (as set forth in article 3 (2)) at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice without the circumstances envisioned in (2) being applicable, may exercise their subscription rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in article 3 concerning times when subscription rights cannot be exercised. If these subscription rights are not exercised within the grace period, they lapse at the end thereof. Subscription rights that have not vested shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice.

(2)	In the event of death, stock options pass to the estate of the option holder. The provisions in (1) notwithstanding and subject to the provisions in article 3 concerning times when subscription rights cannot be exercised, subscription rights can be exercised by the successors not later than two years after death, provided always that the vesting period in article 3 (2) has ended before the end of those two years. At that time the stock options lapse. The same provisions apply analogously in cases of retirement, mutually agreed termination, and where the SAP Group Company through which the option holder is employed is retired from the SAP Group.

Article 7
Revocation

SAP AG may by declaration of revocation revoke the stock options during the first vesting period, thereby extinguishing the subscription rights, if during that period proceedings are brought challenging the validity of any resolution of the General Meeting of Shareholders of May 03, 2002.

Article 8
Miscellaneous provisions

(1)	These terms shall be governed by German law.

(2)	The place of performance is Walldorf, Germany.

(3)	The place of jurisdiction for all disputes arising out of the matters set forth in these option terms is Heidelberg, Germany.

(4)	All notices required to be given by SAP AG may be given, at the option of SAP AG, in writing or by e-mail to the option holders or in the German Federal Gazette.

(5)	To the extent permitted by law, all taxes, social security contributions, and other imposts arising in connection with the issue of the stock options, the exercise of subscription rights, and the assignment of subscribed shares shall be borne exclusively by the stock option holders.

(6)	If any provision in these option terms is or becomes ineffective or unenforceable in whole or in part the other provisions shall remain unaffected. Where there is a lacuna by reason of the ineffectiveness or unenforceability of a provision in these option terms an appropriate additional provision reflecting the interests of the parties shall be construed.

(7)	SAP AG reserves the right to unilaterally alter formal provisions in these Option Terms if there are proper reasons so to do. Notably, provisions that can be unilaterally altered include without limitation the provisions in article 3 (3) concerning the periods during which subscription rights can be exercised, the provisions in article 3 (4) concerning Exercise Days, the provisions in article 4 (1) and (2) concerning the form of and the time for submission of the exercise notice, the provisions in article 4 (3) concerning revocation of the exercise notice, the provisions in article 4 (5) concerning the issuing office and the credit institution that may be instructed to satisfy subscription rights, and the provisions of (4) in this present article concerning notices. SAP AG reserves the right to unilaterally alter substantive provisions in these Option Terms where such alteration is exclusively to the advantage of the option holders.